                                                                      EXHIBIT 12

                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)


                                                                               YEARS ENDED OCTOBER 31,
                                                 -------------------------------------------------------------------------------
                                                    2001                 2000          1999             1998             1997
                                                 ----------           ----------    ----------       ----------       ----------

Earnings from operations
  before income taxes(1) ....................    $ (187,181)(2)(3)    $  105,187    $  142,551(4)    $   64,964(5)    $  106,477(6)

Fixed charges:
  Interest charges ..........................        64,235               62,748        55,543           44,107           38,031
  Interest portion of lease expense .........         2,882                3,379         2,859            2,814            2,181
                                                 ----------           ----------    ----------       ----------       ----------
Total fixed charges .........................        67,117               66,127        58,402           46,921           40,212

Earnings from operations before income
  taxes and fixed charges, less capitalized
  interest ..................................    $ (120,727)(2)(3)    $  169,960    $  200,118(4)    $  111,599(5)    $  146,689(6)
                                                 ==========           ==========    ==========       ==========       ==========

Ratio of earnings to fixed charges ..........            --(2)(3)           2.57          3.43(4)          2.38(5)          3.65(6)
                                                 ==========           ==========    ==========       ==========       ==========

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(1)      Excludes capitalized interest expense of $663, $1,354, $835, $286, and
         $0 for 2001, 2000, 1999, 1998 and 1997, respectively.

(2) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(3) Includes a nonrecurring, noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the Company's ratio of earnings to fixed charges would have been 2.21.

(4) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

(5) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance- based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

(6) Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).

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         During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.